

April 26, 2013

Via E-mail
Kenneth V. Hager
Chief Financial Officer
DST Systems, Inc.
333 West 11th Street
Kansas City, MO 64105

  Re: **DST Systems, Inc.**
    Form 10-K for the Fiscal Year Ended December 31, 2012
    Filed March 1, 2013
    File No. 001-14036

Dear Mr. Hager:

  We have reviewed your filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Valuation of long-lived and intangible assets and goodwill, page 49

1. Please tell us the reporting units that you have identified for purposes of goodwill impairment testing. Further, to the extent that the estimated fair value for each of your reporting units is not substantially in excess of the carrying value and is potentially at risk

of failing step one of your goodwill impairment analysis, please tell us and disclose the following:

- the percentage by which the fair value of the reporting units exceeded the carrying value as of the date of the most recent test; and
- describe the potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions used in determining fair value;

If you have determined that the estimated fair value substantially exceeds the carrying value for your reporting units, please disclose this determination. Please refer to Item 303(a)(3)(ii) of Regulation S-K and Section V of SEC Release No. 33-8350.

Use of EBITDA, page 67

2. We note your non-GAAP disclosures for "operating EBITDA" and "adjusted operating EBITDA." Please tell us why you refer to these measures as EBITDA when you only adjust for depreciation and amortization and tell us whether you considered other descriptions for this measure such as non-GAAP operating income and adjusted non-GAAP operating income. In addition, you state that you provide this non-GAAP liquidity measure in addition to, but not as a substitute for, cash flows from operations. As such, tell us how you considered the guidance in Question 102.06 of the CD&Is for non-GAAP Financial Measures available on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm to present the major categories of the statement of cash flows with your non-GAAP liquidity measure. Lastly, it appears that certain charges excluded from the non-GAAP liquidity measure "adjusted operating EBITDA" may require cash settlement. Please confirm and if so, tell us how this complies with the guidance in Item 10(e)(1)(ii)(A) of Regulation S-K.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 15. Commitments and Contingencies, page 145

3. You indicated to us in comment 3 to your response letter dated May 31, 2012 that the company explored whether there was a reasonable possibility that a loss may have been incurred in excess of what was recorded in the financial statements for your legal contingencies and, if so, what the additional loss or range of loss may be and in each case there was no reasonable basis for estimating possible additional losses or ranges of losses. In addition, you added disclosure to indicate that "based on the current status of each of the above proceedings, the Company has no basis to make an estimate of possible outcomes or loss ranges beyond what has been disclosed." We have reconsidered this disclosure and note that the terminology used is not entirely consistent with ASC 450-20-50-3 and 4. In this regard, please consider revising your disclosure in future filings to

indicate there is a reasonable possibility that losses in excess of the amounts accrued for your matters exists and an estimate of the amount of or range of additional, reasonably possible losses cannot be made.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Feider, Staff Accountant, at (202) 551-3379 or me at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief